New Century Companies, Inc.
9831 Romandel Avenue
Santa Fe Springs, California 90670
(562) 906-8455 Office
(562) 906-8459 Facsimile

December 19, 2008

Andri Boerman
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	New Century Companies, Inc.
Form 10-KSB for the year ended December 31, 2007
Filed May 15, 2008
File No. 000-09459

Dear Ms. Boerman:

In connection with the response letter to you of December 12, 2008, New Century Companies, Inc. (the “Company”) hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

New Century Companies, Inc. /s/ David Duquette David Duquette Chief Executive Officer